Exhibit (a)(5)(iv)

Resolution of the Corporate Practices, Nominating and Compensation Committee

February 16, 2023

"The Corporate Practices, Nominating and Compensation Committee, taking into consideration the legal advice provided by our independent external counsels, Creel, García-Cuellar, Aiza y Enríquez, S.C. and Cleary Gottlieb Steen & Hamilton LLP, and the information presented by the Vice President of Administration and Finance of the Company regarding the book value included in the most recent quarterly financial statements filed with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the volume-weighted average trading price for the 30 days prior to the commencement of the Tender Offer of Series "B" shares representing the capital stock of Banco Santander México, S. A. (Tender Offer), which Banco Santander, S.A. launched on February 7, 2023, determined that the Tender Offer complies with the requirements established under Mexican law, including the provisions of section I, subsection b) and section II of Article 108 of the Mexican Securities Market Law.

This Committee proposes to the Board of Directors to remain neutral and to not make any recommendation to the shareholders with respect to the Tender Offer, leaving the decision of whether to participate in the Tender Offer to the discretion of each shareholder of the Company.

Considering that no opinion is being made as to the fairness of the share price, it was not necessary to engage a financial advisor.”